Exhibit 99.2

Silence Therapeutics plc Notice of Annual General Meeting 01

Notice of Annual General Meeting
THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to what action to take, you should consult your stockbroker, solicitor, accountant or other appropriate independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have sold or otherwise transferred all of your ordinary shares in Silence Therapeutics plc (the “Company”), please forward this document and the accompanying form of proxy to the person through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

COVID-19 – AGM Arrangements

The Company is closely monitoring the COVID-19 situation, including UK Government guidance, and will continue to do so in the lead up to the Annual General Meeting (the “AGM”). The health of our shareholders, employees and stakeholders remains extremely important to us.

Accordingly, and in light of the restrictions on movement and gatherings imposed by the UK Government in response to the COVID-19 pandemic, shareholders, advisers and other guests will not be allowed to attend the AGM in person and anyone seeking to attend the meeting will be refused entry. As such, shareholders should note they are not entitled to attend the AGM in person unless notified otherwise via the Company’s website at https://www.silence-therapeutics.com and via RNS announcement. The Company will arrange for the minimum quorum of two shareholders present in person or by proxy necessary to conduct the business of the meeting to attend the AGM and social distancing guidelines will be observed. Any other shareholders attempting to attend the AGM in person will be refused admission.

Shareholders are strongly encouraged to therefore submit their votes, in respect of all matters of business, via proxy as early as possible. Shareholders should appoint the Chairman of the meeting as their proxy. If a shareholder appoints someone else as their proxy, that proxy will not be able to attend the AGM in person and cast the shareholder’s vote.

In light of the fact that we are holding a closed AGM due to ongoing COVID-19 restrictions, we are pleased to be able to provide a facility for shareholders to access the AGM remotely and follow the business of the AGM by webcast, together with facilities for shareholders to submit questions by email in advance or live during the webcast.

Due to the COVID-19 situation, the Directors have taken the decision that voting on each of the resolutions to be put to the AGM will be taken on a poll, rather than on a show of hands, to ensure that your proxy votes are recognised.

In the event that further disruption to the AGM becomes unavoidable, we will announce any changes to the meeting (such as timing or venue) as soon as practicably possible through the Company’s website and via RNS announcement.

How to Join the AGM Webcast

You will need to visit the AGM section of our website at: https://www.silence-therapeutics.com using your smartphone, tablet or computer and follow the link to the webcast. You will then be prompted to enter your unique ‘Login Code’ and ‘PIN’. Your Login Code is your 11-digit Investor Code (“IVC”), including any leading zeros. Your PIN is the last 4 digits of your IVC. This will authenticate you as a shareholder.

Access to the AGM webcast will be available from 30 mins before start of the AGM, although you will not be able to submit questions until the AGM is declared open.

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link Group, our Registrar, by calling +44 (0) 371 277 1020*.

If your ordinary shares are held by a nominee and you wish to attend the AGM webcast, you will need to contact your nominee immediately. Your nominee will need to have completed a letter of representation and presented this to Link Group, our registrar, no later than 72 hours before the start of the AGM in order that they can obtain for you from Link Group your unique Login Code and PIN number to attend the AGM webcast. If you are in any doubt about your shareholding, please contact Link Group by calling +44 (0) 371 277 1020*.

It is important to note that shareholders joining the AGM webcast will not be formally in attendance at the AGM and will not be able to vote at the AGM via the webcast. Shareholders should submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

*Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday, calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate.

Questions

The AGM is an important opportunity for all shareholders to express their views by asking questions. Your participation in the AGM continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the AGM may do so by submitting them to the Chairman via IR@silence-therapeutics.com. The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘AGM Information’ page of its website in advance of the AGM.

Shareholders may also submit questions during the AGM via the webcast. We will endeavour to answer all appropriate questions during the webcast of the AGM, to the extent possible in the time allocated for the AGM, and will publish a summary of responses on the “AGM Information” page of our website following the AGM. Please note that shareholders may not use any electronic address provided in this document or in any related documents (including the accompanying form of proxy) to communicate with the Company for any purpose other than those expressly stated.

Notice is hereby given that the Annual General Meeting of Silence Therapeutics plc will be held at 72 Hammersmith Road, London W14 8TH at 12:00 p.m. (noon) (BST) on 15 June 2021 to consider and, if thought fit, to pass the following resolutions. It is intended to propose resolution 9 as a special resolution. All other resolutions will be proposed as ordinary resolutions.

Silence Therapeutics plc Notice of Annual General Meeting 02

Notice of Annual General Meeting

Continued

Ordinary resolutions

1.	To receive and adopt the accounts for the financial year ended 31 December 2020, together with the reports of the Directors and auditors thereon (the “2020 UK Annual Report”).

2.

To re-appoint Mark Rothera as a Director who, having been appointed since the last Annual General Meeting, is retiring in accordance with Article 111 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.

3.

To re-appoint Dr. Michael Davidson as a Director who, having been appointed since the last Annual General Meeting, is retiring in accordance with Article 111 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.

4.

To re-appoint Dr. Giles Campion as a Director who, having been appointed since the last Annual General Meeting, is retiring in accordance with Article 111 of the Company’s Articles of Association and, being eligible, is offering himself for re-appointment.

5.

To approve the directors’ remuneration report for the year ended 31 December 2020 (excluding the directors’ remuneration policy set out on pages 29 to 34 of the directors’ remuneration report) as set out in the UK Annual Report.

6.	To approve the directors’ remuneration policy, as set on pages 29 to 34 of the directors’ remuneration report, which takes effect immediately after the conclusion of the AGM.
7.

To re-appoint PricewaterhouseCoopers LLP as auditors of the Company from the conclusion of the meeting until the conclusion of the next Annual General Meeting of the Company at which accounts are laid and to authorise the Directors to determine their remuneration.

8.	That the Directors be and they are hereby generally and unconditionally authorised, pursuant to Section 551 of the Companies Act 2006 (the “Companies Act”), to exercise all the powers of the Company:
8.1

to allot shares and grant rights to subscribe for, or convert any security into, such shares (all of which transactions are hereafter referred to as an allotment of “relevant securities”) up to an aggregate nominal amount of £1,475,080.88 (being 33% of the Company’s issued share capital); and

8.2

to allot further equity securities (within the meaning of Section 560(1) of the Companies Act) up to an aggregate nominal amount of £1,475,080.88 (being 33% of the Company’s issued share capital) in connection with a rights issue in favour of shareholders where  the equity securities respectively attributable to the interest of the shareholders are as proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them, which satisfies the conditions and may be subject to all or any of the exclusions specified in paragraph 9.1(a) of resolution 9.

The authority conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or the date 15 months from the date of passing of this resolution, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require relevant securities to be allotted after such expiry, revocation or variation and the Directors may allot relevant securities pursuant to such offer or agreement as if the authority hereby conferred had not expired or been revoked or varied. This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of Section 551 of the Companies Act, but without prejudice to any allotment of relevant securities made or agreed to be made pursuant to such authorities.

www.silence-therapeutics.com

Silence Therapeutics plc Notice of Annual General Meeting 03

Special resolution

9.	That, subject to and conditional upon the passing of resolution 8:
9.1.

the Directors be given power in accordance with Section 570 of the Companies Act, to allot equity securities (as defined in Section 560 of the Companies Act) for cash pursuant to the authority conferred on them by that resolution under Section 551 of the Companies Act as if Section 561 of the Companies Act did not apply to the allotment but this power shall be limited:

(a)

to the allotment of equity securities in connection with an offer or issue of equity securities (but in the case of the authority granted under paragraph 8.2 of resolution 8 by way of a rights issue only) to or in favour of:

(i)	holders of ordinary shares in proportion (as nearly as may be practicable) to their existing holdings; and
(ii)	holders of other equity securities if this is required by the rights of those securities or, if the Directors consider it necessary, as permitted by the rights of those securities,

and so that the Directors may make such exclusions or other arrangements as they consider expedient or necessary in relation to fractional entitlements, record dates, shares represented by depositary receipts, legal or practical problems under the laws in any territory or the requirements of any relevant regulatory body or stock exchange or any other matter; and

(b)

to the allotment of equity securities for cash pursuant to the authority granted under paragraph 8.1 of resolution 8 (otherwise than under paragraph (a) above) up to a maximum aggregate nominal amount of £893,988.41, which represents 20% of presently issued shares; and

9.2

the power conferred by this resolution shall expire (unless previously revoked or varied by the Company in general meeting) at the conclusion of the next Annual General Meeting of the Company or the date 15 months from the date of passing of this resolution, whichever is the earlier, save that the Company may before such expiry, revocation or variation make an offer or agreement which would or might require equity securities to be allotted after such expiry, revocation or variation and the Directors may allot equity securities pursuant to such offer or agreement as if the power hereby conferred had not expired or been revoked or varied. This power is in substitution for any and all powers previously conferred on the Directors under Section 570 of the Companies Act, but without prejudice to any allotment of equity securities made or agreed to be made pursuant to such powers.

Your Board believes that the resolutions to be proposed at the Annual General Meeting are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors unanimously recommend that the shareholders vote in favour of the resolutions, as they intend to do in respect of their own beneficial holdings of shares in the Company.

BY ORDER OF THE BOARD

Barbara Ruskin

Company Secretary

Registered office

27 Eastcastle Street London W1W 8DH

23 April 2021

www.silence-therapeutics.com

Silence Therapeutics plc Notice of Annual General Meeting 04

Explanatory notes to the Notice of Annual

General Meeting

Proxies

1.

As explained on page 1 of this Notice of Annual General Meeting, shareholders are not permitted to attend the Annual General Meeting in light of the restrictions on movement and gatherings imposed by the UK Government in response to the COVID-19 pandemic. Shareholders are entitled and strongly encouraged to appoint a proxy to exercise all or any of their rights to vote on their behalf at the meeting. A shareholder can appoint the Chairman of the meeting or anyone else to be his/ her proxy at the meeting. As explained on page 1 of this Notice of Annual General Meeting, shareholders should appoint the Chairman of the meeting to be their proxy at the meeting, given that no shareholders other than the minimum number of shareholders required to ensure that the meeting is quorate will be permitted to attend the meeting.

In light of the fact that we are holding a closed AGM due to on- going COVID-19 restrictions, we are pleased to be able to provide a facility for shareholders to access the AGM remotely and follow the business of the AGM by webcast, together with facilities for shareholders to submit questions by email in advance or live during the webcast.

It is important to note that shareholders joining the AGM webcast will not be formally in attendance at the AGM and will not be able to vote at the AGM via the webcast. Shareholders should submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

2.

A member of the Company entitled to attend and vote at the meeting may appoint one or more proxies to exercise all or any of the member’s rights to attend, speak and vote at the meeting. A proxy need not be a member of the Company but must attend the meeting for the member’s vote to be counted. As set out in Note 1 above, members should appoint the Chairman of the meeting as their proxy. If a member appoints more than one proxy to attend the meeting, each proxy must be appointed to exercise the rights attached to a different share or shares held by the member. If a member wishes to appoint more than one proxy, they may do so at www.signalshares.com.

3.

To be effective, the proxy vote must be submitted at www. signalshares.com so as to have been received by the Company’s registrars not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). By registering on the Signal shares portal at www.signalshares.com, you can manage your shareholding, including:

–	casting your vote;
–	changing your dividend payment instruction; and
–	updating your address and selecting your communication preference.

Any power of attorney or other authority under which the proxy is submitted (or a duly certified copy of that power of attorney or other authority) must be returned to the Company’s registrars, Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL not less than 48 hours before the time appointed for the meeting or any adjournment of it (not taking into account any part of a day that is not a working day). If a paper form of proxy is requested from the registrars, it should be completed and returned to Link Group, PXS 1, Central Square, 29 Wellington Street, Leeds LS1 4DL to be received not less than 48 hours before the time of the meeting or any adjournment of it (not taking into account any part of a day that is not a working day).

4.

Members who intend to appoint more than one proxy can obtain additional forms of proxy from Link Group. The forms of proxy should be returned in the same envelope and each should indicate that it is one of more than one appointment being made.

5.

Where more than one joint member purports to appoint a proxy in respect of the same shares, only the appointment by the most senior member will be accepted as determined by the order in which the names appear in the Company’s register of members.

6.

A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. The number of votes withheld will however be calculated and recorded, but disregarded in calculating the number of votes for or against each resolution.

7.

If you need help with voting online, or require a paper proxy form, please contact our registrars, Link Group, by email at enquiries@ linkgroup.co.uk, or you may call Link Group on 0371 664 0391. Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Link Group is open between 09:00 and 17:30 (BST), Monday to Friday excluding public holidays in England and Wales.

8.

Submission of a proxy vote shall not preclude a member from attending and voting in person at the meeting in respect of which the proxy is appointed or at any adjournment thereof. However, see Note 1 above regarding attendance at the meeting.

9.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

www.silence-therapeutics.com

Silence Therapeutics plc Notice of Annual General Meeting 05

10.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear UK & Ireland Limited’s specifications and must contain the information required for such instruction, as described in the CREST Manual (available via www.euroclear. com/CREST). The message, regardless of whether it constitutes the appointment of a proxy, or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the Company’s registrars (ID: RA10) by the latest time(s) for receipt of proxy appointments specified in Note 3 above. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Application Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

11.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings (www.euroclear.com/CREST).

12.	The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended).

Entitlement to attend and vote

13.

Pursuant to Regulation 41(1) of the Uncertificated Securities Regulations 2001 (as amended), the Company has specified that only those members registered on the register of members of the Company at close of business on 11 June 2021 (the “Specified Time”) (or, if the meeting is adjourned to a time more than 48 hours after the Specified Time, by close of business on the day which is two days prior to the time of the adjourned meeting) shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. If the meeting is adjourned to a time not more than 48 hours after the Specified Time, that time will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.

How to join the AGM webcast

14.

Shareholders will need to visit the AGM section of our website at https://www.silence-therapeutics.com using your smartphone, tablet or computer and follow the link to the webcast. You will then be prompted to enter your unique ‘Login Code’ and ‘PIN’.

–	Your Login Code is your 11-digit Investor Code (“IVC”), including any leading zeros.
–	Your PIN is the last 4 digits of your IVC. This will authenticate you as a shareholder.
–

Your IVC can be found on your share certificate, or Signal Shares users (www.signalshares.com) will find this under ‘Manage your account’ when logged in to the Signal Shares portal. You can also obtain this by contacting Link Group, our Registrar, by calling +44 (0) 371 277 1020*.

Access to the AGM will be available from 30 mins before the start of the AGM, although you will not be able to submit questions until the AGM is declared open.

If your ordinary shares are held by a nominee and you wish to attend the AGM webcast, you will need to contact your nominee immediately. Your nominee will need to have completed a letter of representation and presented this to Link Group, our registrar, no later than 72 hours before the start of the AGM in order that they can obtain for you from Link Group your unique Login Code and PIN number to attend the AGM webcast. If you are in any doubt about your shareholding, please contact Link Group by calling +44 (0) 0371 277 1020*.

*Lines are open from 9.00 a.m. to 5.30 p.m. Monday to Friday, calls are charged at the standard geographic rate and will vary by provider. Calls outside the UK will be charged at the applicable international rate.

It is important to note that shareholders joining the AGM webcast will not be formally in attendance at the AGM and will not be able to vote at the AGM via the webcast. Shareholders should submit their votes ahead of the AGM by appointing the Chairman of the meeting as their proxy.

www.silence-therapeutics.com

Silence Therapeutics plc Notice of Annual General Meeting 06

Explanatory notes to the Notice of Annual

General Meeting Continued

Questions

15.

The AGM is an important opportunity for all shareholders to express their views by asking questions. Your participation in the AGM continues to be very important to us. Shareholders wishing to raise any questions relating to the business of the AGM may do so by submitting them to the Chairman via IR@silence-therapeutics. com. The Company will endeavour to publish and maintain an appropriate summary of responses on the ‘AGM Information’

page of its website in advance of the AGM.

Shareholders may also submit questions during the AGM via the webcast. We will endeavour to answer all appropriate questions during the webcast of the AGM, to the extent possible in the time allocated for the AGM, and will publish a summary of responses on the “AGM Information” page of our website following the AGM. Please note that shareholders may not use any electronic address provided in this document or in any related documents (including the accompanying form of proxy) to communicate with the Company for any purpose other than those expressly stated.

Corporate Representatives

16.

Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that they do not do so in relation to the same shares.

Documents on display

17.

Due to the COVID-19 situation, the Company is unable to make available any of the following documents in the usual course prior to and at the AGM: copies of the Company’s Articles of Association, copies of the service contracts of the executive directors of the Company and copies of the letters of appointment of the non- executive directors of the Company.

Communication

18.

You may not use any electronic address (within the meaning of Section 333(4) of the Companies Act) provided in this Notice of Annual General Meeting (or in any related documents including the form of proxy) to communicate with the Company for any purposes other than those expressly stated.

Website publication

19.

Under section 527 of the Companies Act, members meeting the threshold requirement set out in that section have the right to require the Company to publish on a website a statement setting out any matter relating to:

(a)	the audit of the Company’s accounts (including the auditor’s report and the conduct of the audit) that are to be laid before the AGM; or
(b)

any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid in accordance with section 437 of the Companies Act.

The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the Companies Act. Where the Company is required to place a statement on a website under section 527 of the Companies Act, it must forward the statement to the Company’s auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the AGM includes any statement that the Company has been required, under section 527 of the Companies Act, to publish on a website.

Explanatory notes to the resolutions

20.	For the benefit of shareholders, we provide the following notes in respect of the resolutions to be placed before them at the Annual General Meeting.

Resolution 1 For each financial period, the Directors are required to lay the audited accounts, the Directors’ reports and the auditors’ report before the Company in general meeting.

Resolution 2

Mark Rothera

Mark Rothera has served as our President and Chief Executive Officer and as a member of our board of directors since September 2020. From August 2017 to March 2020, Mr. Rothera served as President and Chief Executive Officer and member of the board of Orchard Therapeutics, during which time Orchard completed an initial public offering of American Depositary Shares on the Nasdaq Global Market. From 2013 to August 2017, Mr. Rothera served as Chief Commercial Officer of PTC Therapeutics, becoming a Nasdaq listed biopharmaceutical company with a global commercial footprint during his tenure. From 2012 to 2013, he served as Global President of Aegerion Pharmaceuticals Inc. and from 2006 to

2012 as Vice President and General Manager for the commercial operations of Shire Human Genetic Therapies, Inc. in Europe, the Middle East and Africa. Mr. Rothera served as Area VP Europe, Middle East and Africa for Chiron BioPharmaceuticals from 2000 to 2005 and previously held various global strategic and operational marketing and sales roles with French and UK operations of Glaxo Wellcome. Mr. Rothera currently sits on the board of GenPharm.

Mr. Rothera received an M.A. in Natural Sciences from Cambridge University, an M.B.A. from the European Institute for Business Administration (INSEAD) and a Diploma in Company Direction from Institute of Directors, United Kingdom.

www.silence-therapeutics.com

Silence Therapeutics plc Notice of Annual General Meeting 07

Resolution 3

Michael Davidson, M.D. FACC, FNLA

Michael Davidson, M.D. FACC, FNLA, has served as a member of our board of directors since January 2021. Dr. Davidson is Professor of Medicine and Director of the Lipid Clinic at the University of Chicago. He also serves as Chief Executive Officer of New Amsterdam Pharma. Dr. Davidson is a leading expert in the field of Lipidology.

He has conducted over 1000 clinical trials, published more than 350 medical journal articles and written three books on Lipidology. His research background encompasses both pharmaceutical and nutritional clinical trials including extensive research on statins, novel lipid-lowering drugs, and omega-3 fatty acids. Dr. Davidson founded the Chicago Center for Clinical Research, which became the largest investigator site in the United States and was acquired by Pharmaceutical Product Development in 1996. Additionally, he founded Omthera Pharmaceuticals in 2008, which was acquired by AstraZeneca in 2013 for $440M, and most recently, he was Founding CEO/CSO of Corvidia Therapeutics, which was acquired by Novo Nordisk for up to $2.1B in 2020. Dr. Davidson is board- certified in internal medicine, cardiology, and clinical lipidology. He was President (2010-2011) of the National Lipid Association, named as one The Best Doctors in America for the past 15 years and “Father of the Year” by the American Diabetes Association, 2010. He also serves on the Board of Directors of NASDAQ-listed Caladrius BioScience.

Resolution 4

Giles Campion, M.D.

Giles Campion, M.D. has served as our EVP, Head of R&D and Chief Medical Officer since June 2019 and as a member of our board of directors since May 2020. Dr. Campion is an expert in translational medicine and a highly experienced biotech and pharmaceutical professional across many therapeutic areas, most recently in orphan neuromuscular disorders. He has held senior global research and development roles in several large pharmaceutical, diagnostics and biotech companies, including responsibilities at the board level. Dr. Campion served as Chief Medical Officer for Albumedix Ltd. from January 2017 to July 2018. He previously served Group Vice President, Neuromuscular Franchise at BioMarin Pharmaceutical Inc. (“BioMarin”), from February 2015 to March 2016, following BioMarin’s acquisition of Prosensa Holding N.V. (“Prosensa”). Dr. Campion served as Chief Medical Officer and Senior Vice President of Research and Development at Prosensa from 2009 until its acquisition by BioMarin. Dr. Campion has also served as a medical advisor to MyoTherix, Inc. and a co-founder of PepGen Ltd. Dr. Campion holds bachelors and doctorate degrees in medicine from the University of Bristol, is listed on the General Medical Council (UK) Specialist Register (Rheumatology).

Resolution 5

Under provisions of the Companies Act and regulations thereunder that now apply to the Company, the Company must prepare an annual report on Directors’ remuneration and put that report to an advisory vote by way of an ordinary resolution. In the event that Resolution 5 is not passed, the Directors’ remuneration policy would normally need to be reconsidered by shareholders at the next annual general meeting. The approval of the Directors’ remuneration policy (if Resolution 6 is approved) would remain in force notwithstanding any failure to pass Resolution 5.

Resolution 6

Under provisions of the Companies Act and regulations thereunder that now apply to the Company, the Directors’ remuneration policy must be put to a binding vote at least once every three years. An ordinary resolution is proposed to approve the Directors’ remuneration policy which is set out on pages 29 to 34 of the 2020 UK Annual Report. If approved, the Directors’ remuneration policy will take effect immediately after the conclusion of the Annual General Meeting. Once the Directors’ remuneration policy is approved, the Company will not be able to make a remuneration payment to a current, past or prospective Director or a payment for loss of office to a current or past Director, unless that payment is consistent with the remuneration policy or has been approved by a resolution of the members of the Company.

Resolution 7

At each general meeting at which accounts are laid before shareholders, the Company is required to appoint auditors to serve until the next such meeting. Accordingly, Resolution 7 seeks the reappointment of PricewaterhouseCoopers LLP as the Company’s auditors to serve until the next Annual General Meeting of the Company and, in accordance with normal practice, authority for the Directors to determine their remuneration.

Resolutions 8 and 9

The Directors may only allot shares or grant rights to subscribe for, or convert any security into, shares (other than pursuant to an employee share scheme) if authorised to do so by the shareholders. The Directors also require additional authority from shareholders to allot shares or grant rights over shares where they propose to do so for cash and otherwise than to existing shareholders pro rata to their existing holdings. The authorities granted at the last Annual General Meeting on 9 June 2020 are due to expire and therefore require renewal. These resolutions, if passed, will continue to give the Directors flexibility to act in the best interest of the shareholders, when the opportunity arises, by issuing new shares.

Resolution 8 will therefore be proposed as an ordinary resolution to grant a new authority to allot unissued share capital up to an aggregate nominal value of £1,475,080.88, representing 33% of the issued ordinary share capital, and a further authority to allot an additional 33% of the Company’s issued share capital provided that such allotment is reserved for rights issues in accordance with the Investment Association (previously the Association of British Insurers (ABI)) Guidelines.

Resolution 9 will be proposed as a special resolution to allot shares or grant rights over shares for cash and otherwise than to existing shareholders pro rata to their holdings. The authority will be limited to shares of a maximum aggregate nominal value of

£893,988.41, being 20% of the issued ordinary share capital. This authority, if given, will expire (unless previously revoked or varied by the Company in general meeting) at the earlier of the conclusion of the next Annual General Meeting in 2022 or on the date which is 15 months after the relevant resolution is passed. The Directors consider it important that they have this authority to provide some flexibility in relation to the issue of shares on a non-pre-emptive basis, including when negotiating third party collaborations and partnerships.

There are no present plans to undertake a rights issue or to allot shares other than in connection with the Company’s share option schemes.

www.silence-therapeutics.com

Corporate headquarters

United Kingdom

72 Hammersmith Road London W14 8TH

Tel: +44 (0)20 3457 6900